POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Kirk J. Emge and Ellen Sheriff Rogers, and each of them, his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him or her, and in his or her name, place and stead, in any and all capacities, (i) to sign and file with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-8 for the registration under the Securities Act of 1933, as amended (the "Securities Act"), of 5,000,000 shares of Pepco Holdings, Inc. common stock, par value $.01 per share (the "Shares"), issuable under the Pepco Holdings, Inc. Retirement Savings Plan, together with any and all schedules and exhibits thereto (the "Registration Statement"), (ii) to act on, sign and file with the Commission amendments (including posteffective amendments) to the Registration Statement, together with any and all schedules and exhibits thereto, (iii) to act on, sign and file with the Commission or any state securities commission or regulatory agency all such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection with this registration statement and any amendments thereto, and (iv) to take any and all other actions that may be necessary or appropriate to effect the registration of the Shares pursuant to this Registration Statement, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requested and necessary to be done in and about the premises as fully to all intents and purposes as he or she might do or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney, although it may be signed in multiple counterparts, shall constitute a single document.

/s/ EDMUND B. CRONIN, JR.	January 25, 2006
Edmund B. Cronin, Jr.	
/s/ J. B. DUNN	January 25, 2006
Jack B. Dunn, IV	
/s/ T. C. GOLDEN	January 25, 2006
Terence C. Golden	
/s/ GEORGE F. MacCORMACK	January 25, 2006
George F. MacCormack	
/s/ RICHARD B. McGLYNN	January 26, 2006
Richard B. McGlynn	
Floretta D. McKenzie	
/s/ LAWRENCE C. NUSSDORF	January 25, 2006
Lawrence C. Nussdorf	
/s/ PETER F. O'MALLEY	January 26, 2006
Peter F. O'Malley	
/s/ F. K. ROSS	January 26, 2006
Frank K. Ross	
/s/ PAULINE A. SCHNEIDER	January 25, 2006
Pauline A. Schneider	
/s/WILLIAM T. TORGERSON	January 25, 2006
William T. Torgerson	
/s/ D. R. WRAASE	January 25, 2006
Dennis R. Wraase	